SEC FILE NUMBER
001-14962
CUSIP NUMBER
17273K109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CIRCOR International, Inc.
Full name of Registrant

N/A
Former name if Applicable

30 Corporate Drive, Suite 200
Address of Principal Executive Office (Street and number)

Burlington, Massachusetts 01803-4238
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CIRCOR International, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Annual Report”) within the prescribed time period for the reasons set forth below.

In the course of completing the audit of the consolidated financial statements to be filed as part of the Annual Report, the Company and the Company’s independent registered public accounting firm Ernst & Young LLP uncovered accounting irregularities in the financial statements with respect to the Company’s Pipeline Engineering business unit, which is a part of its Industrial reportable segment. The operations for this business unit are primarily located in Catterick, England. Prior to the discovery of these irregularities, the Pipeline Engineering business unit accounted for approximately 3% and 2% of the Company’s total reported revenue in 2020 and 2019, respectively. The irregularities, however, preliminarily appear to account for balance sheet and income statement entries in the range of $35 to $45 million of pre-tax income on a cumulative basis over a period of at least five years. These estimates are subject to change until the filing of our Annual Report and are not inclusive of other direct and indirect accounting effects of the accounting irregularities.

The Company, together with an outside law firm and an independent forensic accounting firm, under the oversight of the Audit Committee of the Company’s Board of Directors, is conducting a review of the financial statements of this business unit. Although the review is still underway, the Company expects to restate its consolidated financial statements for 2019 through 2021. As such, investors should not rely upon the Company’s previously filed financial statements and related disclosures for (i) the years ended December 31, 2018, December 31, 2019 and December 31, 2020 included in its Annual Reports on Form 10-K, (ii) each of the quarterly and year-to-date periods for 2020 and (iii) the quarterly and year-to-date periods for the nine months ended October 3, 2021, because of certain misstatements contained in those consolidated financial statements. A Form 8-K and a Company press release are being filed simultaneously with this announcement.

The Company’s management is also in the process of assessing the effectiveness of its internal control over financial reporting and its disclosure controls and procedures. Although the assessment is not yet complete, the review is likely to result in one or more material weaknesses in the Company’s internal control over financial reporting during the applicable periods; the assessment will be included in the Annual Report.

The Company has dedicated significant resources to completing its review and the filing of the Annual Report; however, no assurance can be given that the Company will be successful in filing the Annual Report prior to the expiration of the extension period. The Company assumes no duty to update the status of the review until the Annual Report is filed with the SEC.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jessica Wenzell, Senior Vice President, General Counsel	(781)	270-1200
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that significant changes in results of operations could occur as result of matters discussed in PART III above. The estimates in PART III are subject to change until the filing of our Annual Report and are not inclusive of other direct and indirect accounting effects of the accounting irregularities discussed in PART III above.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Actual results may differ materially from the expectations the Company describes in its forward-looking statements. Substantial reliance should not be placed on forward-looking statements because they involve unknown risks, uncertainties and other factors, which are, in some cases, beyond the control of the Company. Important factors that could cause actual results to differ materially from expectations include, but are not limited to findings and conclusions of the Audit Committee’s review; the Company’s expectations regarding materiality or significance; the effectiveness of the Company’s internal control over financial reporting and disclosure controls and procedures; the potential for a material weakness in the Company’s internal controls over financial reporting or other potential weaknesses of which the Company is not currently aware or which have not been detected; the risk that the completion and filing of the Annual Report will take longer than expected; and additional information that may arise during the preparation of the Company’s financial statements; and the risks detailed from time to time in the Company’s periodic reports filed with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

CIRCOR International, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 14, 2022	By	/s/ Jessica W. Wenzell
		Name:	Jessica W. Wenzell
		Title:	Senior Vice President, General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).